

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

Bill W. Wheat
Chief Financial Officer
D.R. Horton, Inc.
1341 Horton Circle
Arlington, Texas 76011

        **Re: D.R. Horton, Inc.**
             **Form 10-K for the Fiscal Year Ended September 30, 2020**
             **Filed November 20, 2020**
             **File No. 001-14122**

Dear Mr. Wheat:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Thomas B. Montano